

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2023

Sabas Carrillo
President, Chief Executive Officer, Treasurer, and Secretary
Blum Holdings, Inc.
3242 S. Halladay Street, Suite 202
Santa Ana, California 92705

  Re: Blum Holdings, Inc.
    Registration Statement on Form S-4
    Filed October 10, 2023
    File No. 333-274921

Dear Sabas Carrillo:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Cara Wirth at 202-551-7127 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services

cc: Veronica Lah